Exhibit 12.1

Ryerson Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions)
Income (loss) before taxes	$21.6	$(3.0)	$1.9	$(26.9)	$13.9	$40.3	$(19.8)
Add:
(Income) loss from equity investments, net of distributions	—	0.2	0.1	0.2	(0.2)	(0.1)	—
Interest and other expense on debt	22.0	25.3	96.3	107.4	110.5	126.5	123.1
Interest portion of rental expense	2.5	2.7	10.6	11.1	11.0	10.9	10.2

Total additions	$24.5	$28.2	$107.0	$118.7	$121.3	$137.3	$133.3

Total earnings (loss)	$46.1	$25.2	$108.9	$91.8	$135.2	$177.6	$113.5

Interest and other expense on debt	$22.0	$25.3	$96.3	$107.4	$110.5	$126.5	$123.1
Interest portion of rental expense	2.5	2.7	10.6	11.1	11.0	10.9	10.2

Fixed charges	$24.5	$28.0	$106.9	$118.5	$121.5	$137.4	$133.3

Ratio of earnings to fixed charges(1)	1.9	—	1.0	—	1.1	1.3	—

(1)	Earnings were insufficient to cover fixed charges by $19.8 million and $26.7 million in the years ended December 31, 2011 and 2014, respectively, and $2.8 million in the three months ended March 31, 2015.